Telephone and Data Systems, Inc.

30 N. LaSalle, Suite 4000

Chicago, IL  60602

312-630-1900

Fax:  312-630-9299

VIA EDGAR

August 13, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:      Telephone and Data Systems, Inc.

            Form 10-K for the Fiscal Year ended December 31, 2008

            Filed February 26, 2009

            File No. 001-14157

Dear Mr. Spirgel:

Reference is made to your letter dated May 27, 2009, to Kenneth R. Meyers, Executive Vice President and Chief Financial Officer of Telephone and Data Systems, Inc. (“TDS” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filing.  TDS provided responses to such comments in a letter dated June 23, 2009.  Subsequently, at the request of Joe Cascarano, SEC Staff Accountant, representatives of TDS, its subsidiary, United States Cellular Corporation, their valuation consultant, Marsh Inc., and their independent public accounting firm, PricewaterhouseCoopers LLP, held a call with representatives of the Staff on July 23, 2009 relating to TDS’ responses to Comments 4 and 5.  As requested by the Staff on that call, this letter provides additional information with respect to Comments 4 and 5.

Additional Information with Respect to Comment 4:

Pursuant to the request of the Staff, TDS is providing the following additional information relating to the assumption specified in the above-referenced filing that, for purposes of impairment testing, the fair value estimates of the unbuilt licenses declined at the same rate as the fair value of the licenses in operating markets.

TDS’ historical valuation approach has segregated licenses into two categories: (1) built licenses and (2) unbuilt licenses.

Built licenses have been evaluated using the multiple period excess cash flow (MPECF) methodology.  In connection with the impairment test as of Dec 31, 2008, TDS determined that the decline in the fair values of its built licenses units of accounting that occurred since April 1, 2008 ranged from 37% to 47%.  As a result, TDS recorded an impairment charge of $358 million related to the built licenses.

TDS’ historical valuation approach for unbuilt licenses has been based upon available market data.  This market data utilizes recent auction data and/or private transactions involving spectrum with similar characteristics.  For the December 2008 analysis, the Company (1) reviewed available data to identify any private transactions involving comparable spectrum in recent periods and (2) reviewed private transactions in any spectrum that could be compared to pricing for the same spectrum in prior auctions to infer market discounts to auction data.  The Company determined that no recent transactional data was available as of December 31, 2008 for either of these purposes.  However, given the economic conditions existing at the time and the observed decline in the fair values of built licenses since April 1, 2008, TDS did not believe that it was reasonable to assume that there had not been a decline in the fair value of unbuilt licenses.  Instead, because the fair values of licenses ultimately are a function of the earnings potential of the licenses and the fair values of built licenses had declined significantly, TDS believed that it was more likely than not that the fair values of unbuilt licenses also had declined. As a result, the Company needed to develop an approach to measuring the reduction in value.

TDS therefore considered an alternate way to calculate the relative price decline between periods.  Specifically, TDS compared the fair value of its built portfolio at December 31, 2008 to the prior fair value of its built portfolio measured as of April 1, 2008 (the date of its most recent annual impairment test) and assumed a comparable decline in value for the unbuilt license portfolio.  TDS used this method to determine the relative decline in fair value of its unbuilt portfolio, for which its built licenses were used as a proxy.  The decline determined by the built markets analysis was applied to the previously determined fair values for the unbuilt markets that had been determined during the Q2 2008 analysis.

Because the fair value of a license is ultimately a function of the earnings potential for the license, the Company believes it is reasonable to assume that the fair value of the unbuilt licenses declined at approximately the same rate as the decline in the fair value of its built licenses. An income approach was not used to value these licenses because there are no current plans to build out any of these markets, the inputs to such a model were considered to be highly subjective (particularly since most market participants do not provide information on a market by market basis) and, as noted above, the approach used was considered reasonable to approximate the fair value. Finally, the average decline in the built markets was used since the range of the declines in fair values in the built markets was very narrow (a range of 37% to 47% versus the average rate of 42%).  We believe attempting to apply any more specific rates would not have produced a materially different result.

Additional Information with Respect to Comment 5:

Pursuant to the request of the Staff, TDS is providing the following supplemental information relating to the going concern charge made against cash flows to determine the value of licenses in its operating markets as part of TDS’ MPECF methodology:

•                     The Weighted Average Return Analysis (WARA) for each reporting unit.  These analyses were used at the time of the valuation to corroborate the fair values estimated using the MPECF methodology.  The Company believes the WARAs confirmed both the reasonableness of the fair values of the identifiable assets as well as the implied return on the residual goodwill; and

•                     Going concern valuations for each reporting unit.  These additional analyses support the reasonableness of the going concern charges applied using the MPECF methodology.  Notably, the differences between the goodwill charges used in the MPECF methodology and the goodwill charges implied by the going concern valuations range from (0.4)% to 4.6%.

In response to the concerns raised by the SEC Staff, the Company also performed an analysis to determine the estimated fair values of the licenses at December 31, 2008 for each reporting unit using a Greenfield approach.  The Company believes the results of this analysis support the values determined by the Company using the MPECF methodology in that the results under the Greenfield methodology indicate that the impairment charge would not have been materially different.  In applying the Greenfield methodology, we utilized assumptions that we believed reasonable and consistent with industry norms.  We believe that this comparative analysis provides further support for the reasonableness of each approach in estimating the value of the licenses.

Based on the results of these additional analyses, the Company continues to believe use of the MPECF methodology supported by the WARA to ensure the reasonableness of the going concern charge is an acceptable methodology for determining the fair value of its operating licenses.  While we acknowledge that alternative methodologies such as the Greenfield approach might also be acceptable, we believe the Company’s application of the MPECF methodology has advantages in that it is based on the Company’s actual business plan which is assessed relative to market participant assumptions based on industry forecasts and utilizes verifiable actual values of contributory assets.  We also believe the fair values calculated under either model would not be materially different.  We will continue to diligently support the reasonableness of the going concern charge under our MPECF methodology.

A hard copy of the supplemental information referenced above is being delivered by messenger to the attention of Joe Cascarano on August 13, 2009.

In connection with responding to the Staff’s comments, TDS acknowledges that

  TDS is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  TDS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TDS’ management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with PricewaterhouseCoopers LLP.  If you have any questions, please contact Douglas D. Shuma, Senior Vice President and Corporate Controller, at (608) 664-6122 or me at (312) 592-5304.

Yours truly,

Telephone and Data Systems, Inc.

By:  /s/Kenneth R. Meyers
        Kenneth R. Meyers

        Executive Vice President and

             Chief Financial Officer

cc:        Douglas D. Shuma